United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2004

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  April 28, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Juan Antonio Quiroga Garcia
       ___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: April 28, 2004

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, April 28, 2004	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR FIRST QUARTER 2004
 (Peso amounts are stated in millions in constant terms as of March 31, 2004)

SUMMARY AND CONSOLIDATED FINANCIAL HIGHLIGHTS

GRUMA continued to improve its financial results during first quarter 2004. Net sales and operating profit improved 9% and 27%, respectively, over that of first quarter 2003, and operating margin rose to 6.8% from 5.8%. The company reduced debt US$18 million since December 31, 2003, and US$87 million since March 31, 2003, ending the quarter with a debt level of US$559 million. Net debt to EBITDA improved to 1.9 times from 2.2 times in December 2003 and 2.4 times in March 2003.

Gruma Corporation, GIMSA, and Gruma Venezuela1 drove GRUMA's overall improvement. Gruma Corporation increased net sales 10% and operating income 15%. Gruma Venezuela's net sales grew 27% and its operating income 31%. GIMSA's net sales increased 4% and operating income 58%.

Consolidated Financial Highlights
(Ps millions)

	1Q04	1Q03	VAR (%)
VOLUME (thousand metric tons)	872	873	-
NET SALES	5,791	5,310	9
OPERATING INCOME	393	310	27
OPERATING MARGIN	6.8%	5.8%	100 bp
EBITDA	646	564	15
EBITDA MARGIN	11.2%	10.6%	60 bp
MAJORITY NET INCOME	154	33	363
ROE	6.3%	4.1%	220 bp

Debt
(US$ millions)
Mar.'04	Dec.'03	Var (%)	Mar'03	Var (%)
556	576	(3)	646	(14)

1  Refers to MONACA and DEMASECA, GRUMA's operating subsidiaries in Venezuela.

CONSOLIDATED RESULTS OF OPERATIONS

1Q04 vs. 1Q03

Sales volume was flat. Higher volumes in Gruma Corporation and Venezuela were offset by lower volumes recorded in Molinera de Mexico as a result of the fact that, beginning in 2004, Molinera de Mexico's sales to GAMESA, Mexico's largest cookie maker, are being made pursuant to a service contract. This contract will affect sales volume comparisons throughout 2004.

Net sales increased 9% to Ps 5,791 million because of higher prices reflecting higher raw-material costs, especially in Gruma Venezuela. Sales from foreign operations constituted 69% of consolidated net sales.
Cost of sales as a percentage of net sales improved to 64.0% from 64.3%, mainly as a result of better pricing in GIMSA. In absolute terms, cost of sales rose 9% due to the higher sales volume in Gruma Corporation and Venezuela.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 29.2% from 29.9% due to better expense absorption in Gruma Corporation and Gruma Venezuela. In absolute terms, SG&A increased 7%, mostly because of higher promotion and advertising activities in Gruma Corporation and GIMSA.

Operating income as a percentage of net sales increased to 6.8% from 5.8% and, in absolute terms, rose 27%. The consolidated improvement was driven mainly Gruma Corporation, GIMSA, and Gruma Venezuela. The improvement in Gruma Corporation and Gruma Venezuela came mainly as a result of better expense absorption in connection with sales volume growth, and the improvement in GIMSA came from better pricing.

Net Comprehensive Financing Cost

(Ps millions)

Items	1Q04	1Q03	Change	Comments
Interest expense	120	141	(21)	Lower debt and lower interest rates
Interest income	(10)	(17)	7	Lower interest rates
FX loss (gain)	21	97	(76)	Lower debt and lower peso devaluation against the U.S. dollar
Monetary position loss (gain)	(53)	(102)	49	Lower debt and lower inflation, especially in the United States and Venezuela.
Total	78	119	(41)

Other expenses, net, resulted in income of Ps 6 million, compared to an expense of Ps 35 million in the same period last year. The difference was due to a gain resulting from the sale of some nonproductive assets.

Taxes and employees' profit sharing totaled Ps 167 million, Ps 45 million higher than in first quarter 2003, due primarily to higher pretax income. The effective tax rate was 52.2%.

GRUMA's share of net income in unconsolidated associated companies (Grupo Financiero Banorte) totaled Ps 48 million, Ps 10 million lower than in first quarter 2003.

GRUMA's total net income was Ps 201 million. The company reported majority net income of Ps 154 million, Ps 121 million higher than that reported in the same period last year.

FINANCIAL POSITION

March 2004 vs. December 2003

Balance Sheet Highlights
 Total assets were Ps 23,205 million, representing an increase of Ps 118 million, driven by higher cash balances. This cash increase was partially offset by lower grain inventories in GIMSA and Gruma Venezuela due to grain consumption following the end of the corn crop season (typically, the fourth quarter is when these subsidiaries build most of their corn inventories).

Total liabilities were Ps 9,943 million, representing a decrease of Ps 382 million, mainly as a result of lower debt as well as lower trade accounts payable following the end of the Gruma Venezuela's and GIMSA's corn procurement season.

Stockholders' equity on March 31, 2004, totaled Ps 13,263 million, 4% higher than the balance on December 31, 2003.

Schedule of Debt Amortizations and Debt Ratios
As of March 31, 2004, 99% of GRUMA's debt was dollar denominated and 5% was short term.

Schedule of Debt Amortizations
(US$ millions)

	ST	2005	2006	2007	2008...	Total
Syndicated loan	10	250				260
Yankee bond				250		250
Private placement	1	1	1	2	12	17
Other	17	4			11	32
TOTAL	28	255	2	252	23	559

Debt Ratios

(Last twelve months)

	1Q04	4Q03	1Q03
Debt/EBITDA	2.2	2.3	2.6
Net Debt/EBITDA	1.9	2.2	2.4
EBITDA/net interest expense	6.3	5.9	4.9

INVESTMENT PROGRAM

GRUMA's investments totaled Ps 127 million during first quarter 2004. Investments were applied to (1) the expansion of corn flour and tortilla capacity, as well as general facilities maintenance, in Gruma Corporation; (2) transportation equipment in GIMSA and PRODISA; and (2) additional corn tortilla capacity in PRODISA.

FINANCIAL RATIOS

Operational Ratios

	1Q04	4Q03	1Q03
Accounts receivable outstanding (days to sales)	37	36	38
Inventory turnover (days to cost of sales)	68	78	66
Net working capital turnover (days to sales)	56	56	52
Asset turnover (total assets to sales)	1.0	1.0	1.1

Profitability Ratios(%)

	1Q04%	4Q03%	1Q03%
ROA	3.5	2.9	2.3
ROE	6.3	5.4	4.1
ROIC	6.7	6.3	6.4

SUBSIDIARY RESULTS

 1Q04 vs. 1Q03

GRUMA CORPORATION
Sales volume increased 8% over that of last year due to strong demand across all product categories. The product lines that had the greatest gains were corn tortillas and wheat flour tortillas.

The success of the Great New Taste formulation for corn tortillas, introduced in third quarter 2002, continued into this year, increasing overall tortilla consumption and Gruma Corporation's market share. The Guerrero&#174 brand, which has a widespread appeal among Hispanic consumers, was introduced to additional markets in the central and southwest areas of the United States with great success. This brand is expected to fuel strong growth in these regions, as it has in the California market.

Due to improving economic conditions in the United States, volume in the foodservice industry has grown significantly in first quarter 2004. With more restaurant chains adding Mexican-inspired items to their menus, our growth is continuing to outpace that of the foodservice industry.

Net sales increased 10% to Ps 2,929 million due to higher volume and a change in the product mix to include low-carb tortillas (see below). These new products enjoy a higher price per pound than our regular wheat flour tortilla line.

In our continuous effort to meet consumers' changing tastes and dietary preferences, Gruma Corporation launched a low-carbohydrate wheat flour tortilla during the first quarter of this year. The demand for our new low-carb products has exceeded our expectations, and additional customer distribution is planned for second quarter 2004. Gruma Corporation has committed additional resources in its 2004 research and development plan in order to continue innovating and bringing new products to the market and developing additional uses for our existing products.

Cost of sales as a percentage of net sales increased to 54.6% from 53.6% due to higher costs of raw materials, especially corn, wheat flour, and soybean oil, higher energy costs, and
  a change in the mix in the tortilla business towards (1) corn tortillas due to the success of the Great New Taste formulation, and (2) the Guerrero brand resulting from its introduction to new markets, noted above.
In absolute terms, cost of sales increased 12% due to the volume and cost increases mentioned above.

SG&A as a percentage of net sales improved to 36.1% from 37.5% due to better expense absorption. In absolute terms, SG&A rose 6% due to increased promotion and advertising activities related to new product releases and new market penetration.

Operating income as a percentage of net sales improved to 9.3% from 8.9% due to better expense absorption in connection with sales volume growth. In absolute terms, operating income increased 15% due mainly to the aforementioned sales volume growth.
GIMSA

Sales volume decreased 1% during the quarter as a result of price increases, which enabled GIMSA to substantially improve its margins. Sales volume also declined due to lower sales to DICONSA (the Mexican government's social welfare program) as a result of the closing of several of DICONSA's rural stores in connection with its optimization programs.

Net sales increased 4% to Ps 1,313 million, reflecting higher corn flour prices, which have already offset the increases in corn costs incurred during 2003.

Cost of sales as a percentage of net sales improved to 73.6% from 76.6% as a result of the aforementioned price increases. In absolute terms, cost of sales remained flat at Ps 966 million.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales increased to 19.2% from 18.6% and, in absolute terms, rose 8% to Ps 252 million. This increase resulted from higher selling expenses stemming from the company's national marketing campaign, begun at the end of 2003, that emphasizes the benefits and nutritional value of tortillas made with 100% MASECA® corn flour. This campaign targets consumers of tortillas made by our customers (tortilla makers), as well as consumers of our corn flour packaged and sold directly for retail consumption, by emphasizing that corn flour is used not only for making tortillas but also for a wide variety of products that are a part of the Mexican diet.

Operating income as a percentage of net sales improved to 7.3% from 4.8% and, in absolute terms, increased 58% to Ps 96 million due to higher prices.

For additional information, see GIMSA ''Management's Discussion and Analysis of Results of Operations and Financial Condition for First Quarter 2004,'' available through GRUMA's website, www.gruma.com, and through GIMSA's website, www.gimsa.com.

GRUMA VENEZUELA

Sales volume increased 7% as a result of (1) new business gained during 2003 and increased customer confidence due to our ability to secure product supplies in a difficult business environment; (2) better coverage and increased distribution; (3) the development of new value-added products; and (4) increased product promotion.

Net sales increased 27% to Ps 763 million, reflecting the volume growth mentioned above; the implementation of real price increases in connection with higher grain costs; and the positive impact of the new, value-added products.

Cost of sales as a percentage of net sales increased to 74.8% from 73.3% because price increases were not sufficient to offset higher corn costs and the effect of devaluation on imported wheat. In absolute terms, cost of sales increased 30% due to the aforementioned cost increases and, to a lesser extent, the volume growth noted above.

SG&A as a percentage of net sales decreased to 15.0% from 16.7% due to better absorption of expenses in connection with increased net sales and because price increases outpaced the rise in SG&A. In absolute terms, SG&A increased 14% due mainly to lower freight expenses in first quarter 2003 because wheat flour shortages during the quarter prompted some customers to pick up their purchases at the plant in order to ensure continuing supplies. SG&A expenses also increased in connection with the aforementioned volume growth.

Operating income increased 31% to Ps 78 million. Operating margin increased to 10.2% from 9.9%. The main driver of this improvement was the aforementioned 7% volume growth, which resulted in better expense absorption.

MOLINERA DE MEXICO
Beginning in 2004, sales to GAMESA, Mexico's largest cookie maker, are being made pursuant to a service contract. Molinera de Mexico will no longer record sales and cost of sales related to its performance under the contract. Rather, we will record profits realized under the contract as a deduction from cost of sales.

Sales volume decreased 20% as a result of the new GAMESA service contract. For comparability purposes, however, if sales to GAMESA made in first quarter 2003 are not included, sales volume would have increased 5% due to higher bulk sales.

Net sales decreased 9% to Ps 460 million because of the effect of the new GAMESA contract. The rate of decrease in net sales was lower than that of sales volume because of higher wheat flour prices, which reflected higher wheat costs.

Cost of sales as a percentage of net sales decreased to 80.1% from 80.7% due to a better cost-price relationship. In absolute terms, cost of sales declined 10% due to the effect of the new GAMESA contract.

As a percentage of net sales, SG&A increased to 19.4% from 18.2% due to lower net sales resulting from the GAMESA contract, which reduced expense absorption. SG&A fell 3% in absolute terms.

Operating income was Ps 2 million, compared to Ps 5 million in first quarter 2003. Operating margin decreased from 1.1% to 0.4%.

GRUMA CENTRO AMERICA

Sales volume increased 2% mostly because of (1) higher corn flour volume in Guatemala due to increased coverage in rural areas, and (2) higher hearts of palm volume compared to relatively low volume in first quarter 2003.

Net sales increased 11% to Ps 277 million because of the aforementioned higher sales volume and also higher prices in most product lines, with most of the contribution coming from the corn flour segment (due to higher corn costs) and from the hearts of palm segment (due to a change in sales mix).

Cost of sales as a percentage of net sales improved to 69.7% from 70.3%. This was due primarily to (1) the fact that the aforementioned higher prices more than offset the increase in corn costs, and (2) production efficiencies achieved at the hearts of palm plant. In absolute terms, overall cost of sales increased 10% due mainly to the aforementioned cost increases and, to a lesser extent, higher sales volume.

SG&A as a percentage of net sales improved to 33.1% from 35.5% due to better expense absorption. In absolute terms, SG&A increased 4% due to increased advertising expenses.

Operating loss decreased to Ps 8 million from Ps 14 million.

OTHER AND ELIMINATIONS 2
Operating loss was Ps 47 million, Ps 9 million lower than in first quarter 2003, as a result of lower administrative expenses at the corporate level and lower losses at PRODISA due to sales volume growth of 47%.

2 Other and Eliminations include PRODISA, corporate services, technology operations, and accounting eliminations.

CONFERENCE CALL
The company will hold a conference call to discuss its first quarter 2004 results on April 29, 2004, at 11:30 a.m. ET (10:30 a.m. Mexico and CT, 9:30 a.m. MT, 8:30 a.m. PT). From the United States or Canada please call (800) 865-4415; international or local callers dial (973) 409-9255; pass code: GRUMA. The conference call will also be web-cast live via the GRUMA corporate website, www.gruma.com. For the conference replay, please call (877) 519-4471 from the United States or Canada, or (973) 341-3080 for international or local callers; pass code 4709981. For more details, please go to the Investor Relations page of the website. The audio web-cast will be archived on the site.

Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is engaged primarily in the production, marketing, distribution, and sale of corn flour, packaged tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (''GIMSA''), the company's 83%-owned corn flour subsidiary in Mexico; Molinera de Mexico, GRUMA's 60%-owned wheat flour subsidiary in Mexico; Gruma Centro America, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also produces corn flour and wheat flour in Venezuela through MONACA, a 95%-owned subsidiary, and DEMASECA, a 50%-owned subsidiary. Headquartered in Monterrey, Mexico, GRUMA has 15,100 employees and 74 plants and, in 2003, had net sales of US$2.0 billon, of which 49% derived from the United States and Europe operations. For more information, visit www.gruma.com.

ACCOUNTING PROCEDURES
1) The consolidated figures have been restated in pesos of constant purchasing power as of March 31, 2004, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP.''

2) The restatement was determined as follows:

  The figures for subsidiaries in Mexico, Central America, and Venezuela are restated to period-end constant local currencies following the provisions of bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.
  Once figures are restated, they are converted to Mexican pesos by applying the exchange rate in effect at the end of the period.

  For comparability purposes, the 2003 consolidated figures have been restated in Mexican pesos by utilizing an international weighted-average restatement factor described in bulletin B-15, which considers the relative total net sales contribution by country for the year ended December 31, 2003, and the corresponding inflation and exchange-rate fluctuations during that period.

  For Gruma Corporation, figures shown in this report are under U.S. GAAP and were converted to pesos using a convenience translation with the exchange rate of Ps 11.17/dollar as of March 31, 2004. The differences between Mexican GAAP and U.S. GAAP, as well as the differences between the application of the international weighted-average restatement factor from bulletin B-15 and the application of convenience translation to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations.''

This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

# GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of Marh 31, 2004)

## FINANCIAL HIGHLIGHTS

| | QUARTERS | | | | |
|---|---|---|---|---|---|
| **INCOME STATEMENT SUMMARY** | **1Q04** | 1Q03 | VAR (%) | 4Q03 | VAR (%) |
| NET SALES | **5,791** | 5,310 | 9 | 6,081 | (5) |
| GROSS PROFIT | **2,085** | 1,896 | 10 | 2,236 | (7) |
| GROSS MARGIN (%) | **36.0%** | 35.7% | | 36.8% | |
| OPERATING INCOME | **393** | 310 | 27 | 543 | (28) |
| OPERATING MARGIN (%) | **6.8%** | 5.8% | | 8.9% | |
| COMPREHENSIVE FINANCING COST (INCOME) | **78** | 119 | | 104 | |
| INTEREST EXPENSE | **120** | 141 | | 120 | |
| INTEREST INCOME | **(10)** | (17) | | (19) | |
| FOREIGN EXCHANGE LOSS (GAIN) | **21** | 97 | | 35 | |
| MONETARY POSITION (GAIN) LOSS | **(53)** | (102) | | (31) | |
| OTHER (INCOME) EXPENSE, NET | **(6)** | 35 | | 71 | |
| TAXES AND EMPLOYEES' PROFIT SHARING | **167** | 122 | | 130 | |
| EQUITY EARNINGS, ASSOCIATED COMPANIES | **(48)** | (38) | | (56) | |
| NET INCOME | **201** | 72 | 179 | 293 | (31) |
| MAJORITY NET INCOME | **154** | 33 | 363 | 237 | (35) |
| EARNINGS PER SHARE[1] | **0.34** | 0.08 | 354 | 0.53 | (35) |
| EARNINGS PER ADR (US$)[2] | **0.12** | 0.03 | 354 | 0.19 | (35) |
| DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME | **254** | 255 | | 231 | |
| DEPRECIATION AND AMORTIZATION, TOTAL | **283** | 288 | | 259 | |
| EBITDA[3] | **646** | 564 | 15 | 773 | (16) |
| INVESTMENTS | **127** | 119 | | 214 | |

| **BALANCE SHEET SUMMARY** | **Mar-04** | Mar-03 | VAR (%) | Dec-03 | VAR (%) |
|---|---|---|---|---|---|
| CASH AND CASH EQUIVALENTS | **981** | 504 | 95 | 365 | 169 |
| TRADE ACCOUNTS RECEIVABLE | **2,384** | 2,270 | 5 | 2,408 | (1) |
| OTHER ACCOUNTS RECEIVABLE | **636** | 672 | (5) | 582 | 9 |
| INVENTORIES | **2,780** | 2,503 | 11 | 3,335 | (17) |
| CURRENT ASSETS | **7,089** | 6,186 | 15 | 6,916 | 3 |
| PROPERTY, PLANT, AND EQUIPMENT, NET | **12,755** | 13,009 | (2) | 12,865 | (1) |
| **TOTAL ASSETS** | **23,205** | 22,755 | 2 | 23,087 | 1 |
| SHORT-TERM DEBT | **313** | 721 | (57) | 493 | (36) |
| CURRENT LIABILITIES | **2,814** | 3,226 | (13) | 3,236 | (13) |
| LONG-TERM DEBT | **5,930** | 6,341 | (6) | 5,905 | 0 |
| **TOTAL LIABILITIES** | **9,943** | 10,340 | (4) | 10,325 | (4) |
| MAJORITY STOCKHOLDERS' EQUITY | **10,369** | 9,634 | 8 | 9,936 | 4 |
| **STOCKHOLDERS' EQUITY** | **13,263** | 12,414 | 7 | 12,762 | 4 |
| CURRENT ASSETS/CURRENT LIABILITIES | **2.52** | 1.92 | | 2.14 | |
| TOTAL LIABILITIES/STOCKHOLDERS' EQUITY | **0.75** | 0.83 | | 0.81 | |
| DEBT/(DEBT + STOCKHOLDERS' EQUITY) | **0.32** | 0.36 | | 0.33 | |
| BOOK VALUE PER SHARE[1] | **23.02** | 21.84 | | 22.07 | |

[1] On the basis of 450,459,743 shares as of March 31, 2004, 441,183,943 shares as of March 31, 2003, and 450,133,443 shares as of December 31, 2003.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 11.17 per dollar as of March 31, 2004.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

# GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of Marh 31, 2004)

## FINANCIAL HIGHLIGHTS BY SUBSIDIARY

| | | QUARTERS | | | | |
|---|---|---|---|---|---|---|
| | | **1Q04** | 1Q03 | VAR (%) | 4Q03 | VAR (%) |
| **GRUMA CORPORATION**[1] | SALES VOLUME (thousand metric tons) | **251** | 232 | 8 | 252 | (0) |
| Corn flour and tortillas | NET SALES | **2,929** | 2,662 | 10 | 2,830 | 4 |
| | GROSS PROFIT | **1,330** | 1,235 | 8 | 1,315 | 1 |
| | Gross Margin | **45.4%** | 46.4% | | 46.5% | |
| | OPERATING INCOME | **272** | 237 | 15 | 280 | (3) |
| | Operating Margin | **9.3%** | 8.9% | | 9.9% | |
| | EBITDA | **386** | 352 | 10 | 356 | 9 |
| | EBITDA Margin | **13.2%** | 13.2% | | 12.6% | |
| **GIMSA** | SALES VOLUME (thousand metric tons) | **337** | 340 | (1) | 360 | (6) |
| Corn flour | NET SALES | **1,313** | 1,257 | 4 | 1,380 | (5) |
| | GROSS PROFIT | **347** | 294 | 18 | 390 | (11) |
| | Gross Margin | **26.4%** | 23.4% | | 28.3% | |
| | OPERATING INCOME | **96** | 61 | 58 | 140 | (32) |
| | Operating Margin | **7.3%** | 4.8% | | 10.2% | |
| | EBITDA | **163** | 129 | 26 | 205 | (21) |
| | EBITDA Margin | **12.4%** | 10.3% | | 14.9% | |
| **GRUMA VENEZUELA** | SALES VOLUME (thousand metric tons) | **130** | 122 | 7 | 136 | (4) |
| Corn flour, wheat flour, and other | NET SALES | **763** | 600 | 27 | 903 | (16) |
| | GROSS PROFIT | **192** | 160 | 20 | 266 | (28) |
| | Gross Margin | **25.2%** | 26.7% | | 29.5% | |
| | OPERATING INCOME | **78** | 60 | 31 | 144 | (46) |
| | Operating Margin | **10.2%** | 9.9% | | 15.9% | |
| | EBITDA | **95** | 75 | 28 | 175 | (46) |
| | EBITDA Margin | **12.5%** | 12.4% | | 19.4% | |
| **MOLINERA DE MEXICO** | SALES VOLUME (thousand metric tons) | **112** | 140 | (20) | 157 | (28) |
| Wheat flour | NET SALES | **460** | 504 | (9) | 569 | (19) |
| | GROSS PROFIT | **91** | 97 | (6) | 97 | (6) |
| | Gross Margin | **19.9%** | 19.3% | | 17.1% | |
| | OPERATING INCOME | **2** | 5 | (63) | 4 | (49) |
| | Operating Margin | **0.4%** | 1.1% | | 0.7% | |
| | EBITDA | **19** | 23 | (20) | 17 | 10 |
| | EBITDA Margin | **4.1%** | 4.7% | | 3.0% | |
| **GRUMA CENTRO AMERICA** | SALES VOLUME (thousand metric tons) | **36** | 36 | 2 | 36 | 2 |
| Corn flour and other | NET SALES | **277** | 249 | 11 | 249 | 11 |
| | GROSS PROFIT | **84** | 74 | 13 | 74 | 13 |
| | Gross Margin | **30.3%** | 29.7% | | 29.7% | |
| | OPERATING INCOME | **(8)** | (14) | 45 | (14) | 45 |
| | Operating Margin | **(2.9%)** | (5.8%) | | (5.8%) | |
| | EBITDA | **7** | 1 | 438 | 1 | 438 |
| | EBITDA Margin | **2.6%** | 0.5% | | 0.5% | |
| **OTHER & ELIMINATIONS** | SALES VOLUME (thousand metric tons) | **7** | 5 | 47 | 6 | 12 |
| | NET SALES | **48** | **37** | 30 | 149 | (68) |
| | GROSS PROFIT | **41** | **36** | 14 | 93 | (56) |
| | Gross Margin | 85.4% | 97.3% | | 62.4% | |
| | OPERATING INCOME | **(47)** | **(38)** | (24) | (12) | (292) |
| | Operating Margin | (97.9%) | (102.7%) | | (8.1%) | |
| | EBITDA | **(24)** | **(16)** | (50) | 19 | (226) |
| | EBITDA Margin | (50.0%) | (43.2%) | | 12.8% | |
| **CONSOLIDATED** | SALES VOLUME (thousand metric tons) | **872** | 873 | (0) | 945 | (8) |
| | NET SALES | **5,791** | 5,310 | 9 | 6,081 | (5) |
| | GROSS PROFIT | **2,085** | 1,896 | 10 | 2,236 | (7) |
| | Gross Margin | **36.0%** | 35.7% | | 36.8% | |
| | OPERATING INCOME | **393** | 310 | 27 | 543 | (28) |
| | Operating Margin | **6.8%** | 5.8% | | 8.9% | |
| | EBITDA | **646** | 564 | 15 | 773 | (16) |
| | EBITDA Margin | **11.2%** | 10.6% | | 12.7% | |

[1] Convenience translation. For further details see "Accounting Procedures"

# CREDITS BREAKDOWN
(Thousands of Pesos)

| CREDIT / TYPE / INSTITUTION | AMORT. DATE | RATE OF INT. | DENOMINATED IN PESOS UNTIL 1 YEAR | DENOMINATED IN PESOS MORE THAN 1 YEAR | AMORTIZATION OF CREDITS IN NATIONAL ENTITIES CURRENT YEAR | NATIONAL UNTIL 1 YEAR | NATIONAL UNTIL 2 YEARS | NATIONAL UNTIL 3 YEARS | NATIONAL UNTIL 4 YEARS | NATIONAL UNTIL 5 YEARS | AMORTIZATION OF CREDITS IN FOREIGN ENTITIES CURRENT YEAR | FOREIGN UNTIL 1 YEAR | FOREIGN UNTIL 2 YEARS | FOREIGN UNTIL 3 YEARS | FOREIGN UNTIL 4 YEARS | FOREIGN UNTIL 5 YEARS |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **BANKS** | | | | | | | | | | | | | | | | |
| **UNSECURED DEBT** | | | | | | | | | | | | | | | | |
| SCOTIABANK | 01/00/00 | 3.31 | - | - | - | - | - | - | - | - | 20,500 | 6,962 | 28,373 | 2,337 | - | - |
| SCOTIABANK | 01/00/00 | 3.57 | - | - | - | - | - | - | - | - | 9,049 | 3,067 | 12,505 | 1,002 | - | - |
| BANCO INTERFIN | 0 | 5.50 | - | - | - | - | - | - | - | - | 5,296 | - | - | - | - | - |
| BANCO INTERFIN | 0 | 3.15 | - | - | - | - | - | - | - | - | 8,936 | - | - | - | - | - |
| RABOBANK | 0 | 2.71 | - | - | - | - | - | - | - | - | 9,495 | - | - | - | - | - |
| RABOBANK | 1/0/00 | 2.71 | - | - | - | - | - | - | - | - | 5,581 | - | - | - | - | - |
| BANCO ONE | 1/0/00 | 2.74 | - | - | - | - | - | - | - | - | 16,755 | - | - | - | - | - |
| BANCO ONE | 1/0/00 | 2.71 | - | - | - | - | - | - | - | - | 26,771 | - | - | - | - | - |
| BANCO DEL CARIBE | 17/04/2004 | 17.00 | - | - | - | - | - | - | - | - | 5,818 | - | - | - | - | - |
| BANCO DEL CARIBE | 9/8/04 | 16.00 | - | - | - | - | - | - | - | - | 2,909 | - | - | - | - | - |
| BANCO DEL CARIBE | 12/9/04 | 18.00 | - | - | - | - | - | - | - | - | 23,271 | - | - | - | - | - |
| BANCO DE VENEZUELA | 19/09/2004 | 18.00 | - | - | - | - | - | - | - | - | 4,366 | - | - | - | - | - |
| BANCO DE VENEZUELA | 19/05/2004 | 18.00 | - | - | - | - | - | - | - | - | 5,818 | - | - | - | - | - |
| BANCO PROVINCIAL | 4/6/04 | 17.00 | - | - | - | - | - | - | - | - | 5,818 | - | - | - | - | - |
| BANCO PROVINCIAL | 10/5/04 | 16.00 | - | - | - | - | - | - | - | - | 5,818 | - | - | - | - | - |
| BANCO PROVINCIAL | 12/6/04 | 17.00 | - | - | - | - | - | - | - | - | 5,818 | - | - | - | - | - |
| **VITH VARRANTY** | | | | | | | | | | | | | | | | |
| SAN ANTONIO I.D.B. | 1/0/1900 | 2.38 | - | - | - | - | - | - | - | - | - | - | - | - | - | 45,741 |
| HOUSTON I.D.B. | 1/0/1900 | 2.38 | - | - | - | - | - | - | - | - | - | - | - | - | - | 71,935 |
| **OTHER FINANCIAL ENTITIES** | | | | | | | | | | | | | | | | |
| JP MORGAN CHASE (YANKEE) | 1/0/1900 | 7.63 | - | - | - | - | - | - | - | - | - | - | - | - | 2,792,500 | - |
| BANK OF AMERICA | 1/0/1900 | 3.13 | - | - | - | - | - | - | - | - | 111,700 | - | 2,792,500 | - | - | - |
| DEVENTURES | 1/0/1900 | 3.80 | - | - | - | - | - | - | - | - | 15,381 | - | - | - | - | - |
| CARL HUGHES | 22/07/2009 | 7.00 | - | - | - | - | - | - | - | - | 793 | - | 849 | 905 | 972 | 2,167 |
| JOHN HANCOCK | 1/2/2009 | 7.96 | - | - | - | - | - | - | - | - | 9,751 | 3,451 | 14,296 | 15,482 | 16,766 | 131,236 |
| **TOTAL BANKS** | | | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **299,644** | **13,480** | **2,848,523** | **19,726** | **2,810,238** | **251,079** |
| **SUPPLIERS** | | | | | | | | | | | | | | | | |
| OTHERS | | | 370,941 | - | - | 297,377 | - | - | - | - | - | - | - | - | - | - |
| **TOTAL SUPPLIERS** | | | **370,941** | **0** | **0** | **297,377** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| OTHER LIABILITIES | | | - | 8,542 | 1,807,605 | - | 117,072 | - | - | - | - | - | - | - | - | - |
| **OTHER CURRENT LIABILITIES AND OTHER CREDITS** | | | **0** | **8,542** | **1,807,605** | **0** | **117,072** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| **TOTAL** | | | **370,941** | **8,542** | **1,807,605** | **297,377** | **117,072** | **0** | **0** | **0** | **299,644** | **13,480** | **2,848,523** | **19,726** | **2,810,238** | **251,079** |

# SELLS DISTRIBUTION BY PRODUCT
DOMESTIC SELL

| MAIN PRODUCT | TOTAL PRODUCTION VOLUME | TOTAL PRODUCTION AMOUNT | NET SALES VOLUME | NET SALES AMOUNT | MARKET SHARE (%) | MAIN TRADEMARKS | MAIN COSTUMERS |
|---|---|---|---|---|---|---|---|
| CORN FLOUR | 339,371 | 965,838 | 341,157 | 1,301,785 | 76 | MASECA | TORTILLA SHOP |
| | - | - | - | - | - | | SUPER MARKET |
| TORTILLA OF CORN | 4,234 | 14,584 | 3,696 | 24,636 | 34 | MISION | CONVENIENCE STORE |
| TORTILLA OF WHEAT | 2,136 | 10,111 | 2,000 | 25,891 | 36 | MISION | CONVENIENCE STORE |
| FRITTER | 947 | 2,256 | 923 | 11,582 | 29 | MISION | CONVENIENCE STORE |
| WHEAT FLOUR | 149,545 | 308,433 | 112,382 | 455,625 | 16 | DILUVIO,MTY.SELECTA | SUPER MARKET |
| SERVICES AND OTHERS | - | - | - | 2,197 | - | | SUPER MARKET |
| **TOTAL** | | 1,301,222 | | 1,821,716 | | | |

FOREIGN SELL

| MAIN PRODUCT | NET SALES VOLUME | NET SALES AMOUNT | DESTINATION | MAIN TRADEMARKS | MAIN COSTUMERS |
|---|---|---|---|---|---|
| CORN AND WHEAT FLOUR | 151,877 | 854,766 | C. & S.AMERICA | MASECA, MASA RICA | SUPER MARKET |
| TORTILLA | 3,032 | 39,674 | | | |
| PALMITO (BOXS EQ.) | 968 | 40,046 | EUROPE | GIGANTE VERDE | GIGANTE VERDE |
| TOSTY | 679 | 35,995 | C. & S.AMERICA | TOSTY | RETAIL |
| RICE (QUINTALES) | 8,335 | 58,298 | C. & S.AMERICA | LUISIANA | SUPER MARKET |
| OAT | - | 10,709 | S.AMERICA | | |
| - | - | - | - | - | - |
| PRODUCTOS E.E.U.U.: | - | - | | | |
| CORN FLOUR | 91,937 | 540,261 | E.U.A. | GUERRERO, MISSION | CONSUMER |
| TORTILLA,CHIPS,SHEL | 158,940 | 2,389,206 | E.U.A. | GUERRERO, MISSION | CONSUMER |
| - | - | - | - | - | - |
| SERVICES AND OTHERS | - | - | E.U.A. | | |
| - | - | - | - | - | - |
| - | - | - | - | - | - |
| **TOTAL** | | 3,968,955 | | | |

# INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

| SERIES | NOMINAL VALUE | VALID COUPON | NUMBER OF SHARES PORTION | NUMBER OF SHARES PORTION | NUMBER OF SHARES MEXICAN | NUMBER OF SHARES SUBSCRIPTION | CAPITAL STOCK (Thousands of Pesos) FIXED | CAPITAL STOCK (Thousands of Pesos) VARIABLE |
|---|---|---|---|---|---|---|---|---|
| B | | - | 450,459,743 | | | 450,459,743 | 4,407,719 | |
| **TOTAL** | | | **450,459,743** | - | - | **450,459,743** | **4,407,719** | - |

ADR'S: 4 ORDINARY SHARE TO 1 ADR'S

April 28, 2004

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Chief Corporate Officer , respectively, of GRUMA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.

GRUMA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Chief Corporate Officer